UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-11113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

1021 Anacapa Street

Santa Barbara, CA 93101

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Financial Report

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

    Pacific Capital Bancorp Incentive and

    Investment and Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2006 and 2005 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HUTCHINSON AND BLOODGOOD LLP

Glendale, California

June 25, 2007

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

____________________________________________________________________________________________________________

	2006	2005
Assets
Investments, at fair value (Note 3)	$81,746,350	$73,633,931

Receivables
Participant contributions	194,632	190,818
Employer contributions	90,852	92,870

Total receivables	285,484	283,688

Total assets	82,031,834	73,917,619
Liabilities	—	—

Net Assets Available for Benefits	$82,031,834	$73,917,619

The Notes to Financial Statements are an integral part of these statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

____________________________________________________________________________________________________________

	2006	2005
Additions
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$7,196,301	$4,024,261
Dividends	180,259	147,224
Interest	337,512	257,339

	7,714,072	4,428,824

Contributions:
Participant	5,829,296	5,496,062
Employer	2,897,222	2,776,881
Rollover	543,348	797,959

	9,269,866	9,070,902

Transfer from Pacific Capital Bancorp
Employee Stock Ownership Plan and Trust (Note 8)	457,023	52,160

Total additions	17,440,961	13,551,886

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	8,953,480	5,889,654
Administrative expenses	25,195	18,769
Participant loans terminated due to withdrawal of participants	348,071	117,863

Total deductions	9,326,746	6,026,286

Net increase in net assets available for benefits	8,114,215	7,525,600

Net Assets Available for Benefits
Beginning of year	73,917,619	66,392,019

End of year	$82,031,834	$73,917,619

The Notes to Financial Statements are an integral part of these statements.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 1.     Description of the Plan

The following brief description of Pacific Capital Bancorp (the Company) Incentive and Investment and Salary Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who are not covered under a collective bargaining agreement and who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was originally established on January 1, 1966 and was most recently amended effective January 1, 2006 to exclude (i) the value of qualified and non-qualified stock options, and (ii) the amount received by the Participant when restricted stock becomes freely transferable or is no longer subject to substantial risk of forfeiture from the Plan’s definition of compensation.

Contributions

Participants may defer an amount equal to not less than one percent nor more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (IRC) for the years ended December 31, 2006 and 2005 was $15,000 and $14,000, respectively. Catch up contributions of $5,000 and $4,000 were available to participants who had attained age 50 or older by December 31, 2006 and 2005, respectively, and had not exceeded the contribution limit for the Plan year.

The Company elected to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2006 and 2005.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 1.     Description of the Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) the Company’s matching contributions and, (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of vested service in accordance with the following schedule:

Years of Service	Percentage Vested
Less than 2	0
2 but less than 3	20
3 but less than 4	30
4 but less than 5	40
5 but less than 6	60
6 but less than 7	80
7 or more	100

On December 21, 2006, the Company adopted a 2-6 year graded vesting schedule in accordance with Pension Protection Act of 2006. The new vesting schedule will be effective January 1, 2007.

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the employer profit sharing contributions become 100 percent vested without regard to years of service.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 1.     Description of the Plan (Continued)

Participant Loans

Participants may borrow against their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Santa Barbara Bank & Trust base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed income account, various pooled separate accounts managed by Prudential Retirement Insurance & Annuity Company (PRIAC), the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service, death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59 1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 1.     Description of the Plan (Continued)

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit sharing contributions upon termination of employment. Such forfeitures may be applied to reduce future contributions of the Company. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $1,831 and $29,093, respectively. In 2006 and 2005, Company cash contributions were offset by $48,824 and $12,893 from forfeited non-vested accounts.

Note 2.     Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments in the guaranteed income account are fully benefit-responsive (see Note 4) and in accordance with SOP 94-4 are recorded at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Investments in pooled separate accounts are stated at fair market value, as determined by the unit value reported by PRIAC. Common stocks are valued at fair value as determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at cost, which approximates fair value.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 2.     Summary of Significant Accounting Policies (Continued)

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the market value of the assets at the end of the Plan year compared to the market value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

Note 3.     Investments

The following presents investments of the Plan as of December 31, 2006 and 2005. Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	2006		2005
Insurance company general account
Guaranteed income fund	$6,711,617	*	$5,329,979	*
Pooled separate accounts
Lifetime20 fund	12,572,273	*	11,382,380	*
Lifetime30 fund	11,173,523	*	10,100,866	*
Lifetime40 fund	9,394,183	*	9,308,041	*
Small cap value MEA fund (formerly known as Perkins, Wolf, McDonnell fund)	3,722,345		4,044,404	*
Other pooled separate accounts	28,554,618		23,553,230
Self-directed accounts
Cash and cash equivalents	181,400		127,887
Common stock	281,284		252,005
Mutual funds	527,681		463,036
Pacific Capital Bancorp common stock	6,695,849	*	7,115,124	*
Participant loans	1,931,577		1,956,979

Total investments	$81,746,350		$73,633,931

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 3.     Investments (Continued)

During the years ended December 31, 2006 and 2005, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

	2006	2005
Pooled separate accounts	$7,494,813	$3,505,198
Pacific Capital Bancorp common stock	(391,029)	454,918
Other common stock	16,982	28,251
Mutual funds	75,535	35,894

Net appreciation in fair value of investments	$7,196,301	$4,024,261

Note 4.     Investment Contract with Insurance Company

The Plan participates in an unallocated insurance contract with PRIAC by investing in the PRIAC Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments, mainly consist of intermediate term bonds and commercial mortgages, within a general account. As discussed in Note 2, the PRIAC Guaranteed Income Fund is included in the statements of net assets available for benefits at contract value, which approximates fair value.

PRIAC prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. The guaranteed interest rate is determined by Prudential Financial, the parent company of PRIAC. Prudential Financial determines the guaranteed rate of interest based on its projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-moth period. The interest rate ranged from 3.75% to 4.15% less asset charges of 0.50% for 2006. The interest rate specified in the contract ranged from 3.05% to 3.15% less asset charges of 0.60% for 2005. The minimum crediting interest rate under the terms of the contract is 1.50%. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.65% and 3.10% for the years ended December 31, 2006 and 2005, respectively.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 4.     Investment Contract with Insurance Company (Continued)

In the event that total distributions or transfers in the PRIAC Guaranteed Income Fund within a calendar year exceed pre-determined thresholds, the Plan’s ability to transact with the PRIAC Guaranteed Income Fund (“the Fund”) would be restricted and could result in the Fund not being fully benefit-responsive. Such event would also limit the Plan’s ability to transact at contract value with the Plan participants. The Plan Administrator, however, believes that the occurrence of such event is not probable.

Note 5.     Party-In-Interest Transactions

Certain Plan investments are invested in the PRIAC Guaranteed Income Fund and pooled separate accounts managed by PRIAC, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly-owned subsidiary of Prudential Financial, is the Plan’s trustee. As such, transactions with the PRIAC qualify as party-in-interest transactions under ERISA. Fees paid by the Plan to PRIAC for the investment management services amounted to $4,604 and $3,691 for the years ended December 31, 2006 and 2005, respectively.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. The fund is comprised of a short-term investment fund component and shares of Pacific Capital Bancorp common stock. The unit values of the Fund are recorded and maintained by Prudential Financial Services, a subsidiary of Prudential Financial. During the years ended December 31, 2006 and 2005, the Plan’s investment activities and valuation of the fund were approximately as follows:

	2006	2005
Purchases	$1,117,000	$2,277,000
Sales	1,323,000	1,342,000
Net appreciation (depreciation) and dividends	(213,000)	600,000
Investment value	6,695,000	7,115,000

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 6.     Tax Status

The Plan obtained its latest determination letter on March 21, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statement.

Note 7.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 8.     Transfer from Pacific Capital Bancorp Employee Stock Ownership Plan and Trust

In 2006 and 2005, certain employees and their participant account balances of $457,023 and $52,160, respectively, were transferred from the Pacific Capital Bancorp Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan. In accordance with the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Pacific Capital Bancorp Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

____________________________________________________________________________________________________________

Note 9.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31 as reported on the financial statements and Form 5500:

	2006	2005
Per financial statements	$82,031,834	$73,917,619
Contributions receivable	(285,484)	(283,688)

Per Form 5500	$81,746,350	$73,633,931

The following is a reconciliation of the employer contributions for the years ended December 31 as reported on the financial statements and Form 5500:

	2006	2005
Per financial statements	$2,897,222	$2,776,881
Employer contribution receivable – prior year	92,870	—
Employer contributions receivable – current year	(90,852)	(92,870)

Per Form 5500	$2,899,240	$2,684,011

The following is a reconciliation of the participant contributions for the years ended December 31 as reported on the financial statements and Form 5500:

	2006	2005
Per financial statements	$5,829,296	$5,496,062
Participant contributions receivable – prior year	190,818	—
Participant contributions receivable – Current year	(194,632)	(190,818)

Per Form 5500	$5,825,482	$5,305,244

Supplemental Schedules

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

____________________________________________________________________________________________________________

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

		Insurance Company General Account
*	Prudential Retirement Insurance & Annuity Company	Guaranteed Income Fund	$6,711,617

		Pooled Separate Accounts

*	Prudential Retirement Insurance & Annuity Company	Large Cap Blend/Victory Fund	1,253,451

*	Prudential Retirement Insurance & Annuity Company	International Blend/Boston Co Fund (formerly known as Bank of Ireland)	2,263,914

*	Prudential Retirement Insurance & Annuity Company	Janus Worldwide Fund	1,739,979

*	Prudential Retirement Insurance & Annuity Company	Large Cap Growth/Goldman Sachs Fund	2,139,047

*	Prudential Retirement Insurance & Annuity Company	Large Cap Value/AJO Fund (formerly known as John A. Levin Fund)	2,915,972

*	Prudential Retirement Insurance & Annuity Company	Lifetime20 Fund	12,572,273

*	Prudential Retirement Insurance & Annuity Company	Lifetime30 Fund	11,173,523

*	Prudential Retirement Insurance & Annuity Company	Lifetime40 Fund	9,394,183

*	Prudential Retirement Insurance & Annuity Company	Lifetime50 Fund	3,635,146

*	Prudential Retirement Insurance & Annuity Company	Lifetime60 Fund	2,580,861

*	Prudential Retirement Insurance & Annuity Company	Mid Blend/New Amsterdam Partners	2,956,897

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

____________________________________________________________________________________________________________

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	Prudential Retirement Insurance & Annuity Company	Dryden S&P 500 Index Fund	$3,818,535

*	Prudential Retirement Insurance & Annuity Company	Small Cap Growth/TimesSquare Fund	2,666,480

*	Prudential Retirement Insurance & Annuity Company	Small Cap Value/MEA Fund (formerly known as Perkins Wolf McDonnell Fund)	3,722,345

*	Prudential Retirement Insurance & Annuity Company	High Grade Bond/BSAM Fund	1,369,406

*	Prudential Retirement Insurance & Annuity Company	Corporate Bond/BSAM Fund	1,214,930

		Common Stock

*	Prudential Retirement Brokerage Services	Pacific Capital Bancorp Common Stock	6,695,849

		Participant Loans

*	Participant Loans	Interest rates ranged 5%-10.50% matures on various dates through September 2020	1,931,577

		Total participant-directed accounts	80,755,985

*	Prudential Retirement Brokerage Services	Cash and Cash Equivalents	181,400

*	Prudential Retirement Brokerage Services	Common Stocks	281,284

*	Prudential Retirement Brokerage Services	Mutual Funds	527,681

		Total self-directed accounts	990,365

			$81,746,350

*	Party-in-interest transactions.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Ein: 95-3673456

Plan Number 002

Schedule H, Line 4i – Schedule of Assets

(Acquired and Disposed of Within Year)

December 31, 2006

____________________________________________________________________________________________________________

(a)	(b)	(d)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Proceeds of Dispositions

Prudential Retirement Brokerage Services	Common stocks (self-directed accounts)	$419,966

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan
(Name of Plan)

Date:	June 28, 2007	By:	/S/ JOYCE M. CLINTON
Joyce M. Clinton
Executive Vice President and Chief Financial Officer